Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185676

TRILINC GLOBAL IMPACT FUND, LLC

SUPPLEMENT NO. 17 DATED MARCH 6, 2015

TO THE PROSPECTUS DATED APRIL 15, 2014

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of TriLinc Global Impact Fund, LLC (the “Company”), dated April 15, 2014, as supplemented by Prospectus Supplement No. 11, dated November 17, 2014, Prospectus Supplement No. 12, dated December 5, 2014, Prospectus Supplement No. 13, dated December 10, 2014, Prospectus Supplement No. 14, dated January 7, 2015, Prospectus Supplement No. 15, dated February 5, 2015, and Prospectus Supplement No. 16, dated February 20, 2015 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide information regarding our public offering;

B.	To provide information regarding distributions declared;

C.	To provide information regarding the extension of our Advisory Agreement; and

D.	To update the section of the Prospectus titled “Business.”

A.	Status of Our Public Offering

As of March 5, 2015, we had raised gross proceeds of approximately $76.1 million from the sale of approximately 8.0 million units of our limited liability company interest, including units issued pursuant to our distribution reinvestment plan.

B.	Declaration of Distributions

On February 17, 2015, with the authorization of our board of managers, the Company declared distributions for all classes of units for the period from February 1 through February 28, 2015. These distributions were calculated based on unitholders of record for each day in an amount equal to $0.00197808 per unit per day (less the distribution fee with respect to Class C units). On March 2, 2015, $289,084 of these distributions were paid in cash and on February 28, 2015, $138,924 were reinvested in the Company’s units for those investors participating in the Company’s unit Distribution Reinvestment Plan. Some or all of the Company’s distributions have been and may continue to be paid from sources other than cash flow from operations, such as capital contributions from the Sponsor, cash resulting from a waiver or deferral of fees, and/or proceeds from this offering.

C.	Extension of our Advisory Agreement

Our Amended and Restated Advisory Agreement between us and the Advisor, dated as of February 25, 2014, has a one-year term and is subject to an unlimited number of renewals upon mutual consent of the Company and the Advisor. Our board of managers has determined to extend our Amended and Restated Advisory Agreement, effective February 25, 2015, through March 24, 2015, the date of the next meeting of the board of managers at which the board is to conduct its annual review of the Advisor’s performance and compensation.

D.	Update to the Section Titled “Business”

1.	The following information updates and supplements the “Business—Investments—Overview” section of the Prospectus to provide certain information regarding the Company’s investment portfolio as of February 28, 2015:

Investments

Since the Company commenced operations and through February 28, 2015, the Company has funded in excess of $93.7 million in term loans and trade finance facilities. Given the Company’s weighted average portfolio duration of less than a year, a significant portion of the secured borrower debt has paid off and been reinvested in new transactions.

Description	Sector	Country	Investment Type	Maturity[1]	Interest Rate[2]	Total Loan Commitment[3]	Total Amount Outstanding[4]	Primary Impact Objective
Agricultural Supplies Producer	Agricultural Chemicals	South Africa	Trade Finance	3/12/2015	13.00%	$10,000,000	$4,551,951	Job Creation
Agriculture Distributor	Farm-Product Raw Materials	Argentina	Trade Finance	7/28/2015	9.00%	$7,000,000	$6,000,000	Job Creation
Beef Exporter	Meat Products	Argentina	Trade Finance	6/4/2015	11.98%	$7,000,000	$6,000,000	Job Creation
Candle Distributor	Miscellaneous Manufacturing Industries	South Africa	Trade Finance	5/26/2015	13.00%	$1,400,000	$1,375,422	Job Creation
Cement Distributor	Cement, Hydraulic	Kenya	Trade Finance	3/17/2015	14.75%	$5,000,000	$5,000,000	Job Creation
Construction Materials Distributor	Hardware, Plumbing, and Heating Equipment	South Africa	Trade Finance	5/29/2015	12.75%	$750,000	$311,935	Job Creation
Consumer Goods Distributor	Groceries and Related Products	Namibia	Trade Finance	5/14/2015	12.00%	$2,000,000	$2,000,000	Job Creation
Dairy Co-Operative[5]	Dairy Products	Argentina	Trade Finance	2/25/2016	10.90%	$6,000,000	$6,000,000	Job Creation
Diaper Mfg.[6]	Converted Paper and Paperboard Products	Peru	Term Loan	6/15/2017	15.60%	$2,750,000	$2,750,000	Job Creation
Farm Supplies Distributor[7]	Miscellaneous Non-Durable Goods	Zambia	Trade Finance	10/25/2015	12.08%	$15,000,000	$11,215,349	Job Creation
Fruit & Nut Distributor	Groceries and Related Products	South Africa	Trade Finance	5/22/2015	17.50%	$1,250,000	$1,154,848	Job Creation
Meat Processor[8]	Meat Products	South Africa	Trade Finance	12/22/2015	14.50%	$2,800,000	$1,244,975	Job Creation
Mine Remediation Co.[9]	Metal Mining Services	South Africa	Trade Finance	2/2/2016	17.50%	$3,250,000	$2,627,584	Job Creation
Rice & Bean Importer	Groceries and Related Products	South Africa	Trade Finance	4/28/2015	12.50%	$1,000,000	$1,000,000	Job Creation
Soybean Distributor	Fats and Oils	Argentina	Trade Finance	8/30/2015	9.02%	$3,500,000	$0,000	Job Creation
Sugar Producer	Field Crops, Except Cash Grains	Brazil	Term Loan	4/30/2017	12.43%	$3,000,000	$3,000,000	Capacity- Building
Textile Distributor[10]	Apparel, Piece Goods, and Notions	South Africa	Trade Finance	5/28/2015	15.00%	$2,500,000	$1,396,426	Job Creation
Waste Management Equipment Distributor	Machinery, Equipment, and Supplies	South Africa	Trade Finance	4/17/2015	19.50%	$500,000	$210,752	Equality & Empowerment
Portfolio Totals						$74,700,000	$55,839,242

[1]	Given the nature of trade finance contracts, trade finance borrowers typically have a 30 day grace period relative to the maturity date.
[2]	Interest rates are as of February 28, 2015. Interest rates include contractual rates and accrued fees where applicable.

[3]	The total loan commitment represents the maximum amount that can be borrowed under the agreement. The actual amount drawn on the loan by the borrower may change over time. Loan commitments are subject to availability of funds and do not represent a contractual obligation to provide funds to a borrower.
[4]	The total amount outstanding represents the actual amount borrowed under the loan as of February 28, 2015. In some instances where there is a $0 balance, the borrower may have paid back the original amount borrowed under a trade finance facility and under an agreement, may borrow again.
[5]	On February 6 and February 25, 2015, the Company funded $2,000,000 and $3,500,000, respectively, as part of an existing $6,000,000 revolving trade finance facility at a fixed interest rate of 10.90% to the Dairy Co-Operative. The transactions are set to mature on November 3, 2015 and February 25, 2016, respectively, and are supported by purchase contracts with large international conglomerates. The borrower anticipates that the Company’s financing will support economic growth through job creation, increased exports and increased agricultural productivity.
[6]	The interest rate includes 2.50% of deferred interest.
[7]	On February 24, 2015, the Company funded $7,280,000 as part of an existing $15,000,000 trade finance facility at a blended interest rate of 12.08% to the Farm Supplies Distributor. The transaction, set to mature on October 25, 2015, is secured by specific inventory.
[8]	On February 20, 2015, the Company funded $1,000,000 as part of an existing $2,800,000 purchase and repurchase trade finance transaction at a fixed interest rate of 14.50% to the Meat Processor. The transaction, set to mature on December 22, 2015, is supported by inventory.
[9]	On February 6, 2015, TriLinc funded a further $250,000 as part of an existing $3,250,000 purchase and repurchase trade finance facility at a fixed interest rate of 17.50% to the Mine Remediation Company. The transaction, set to mature on February 2, 2016, is supported by inventory and receivables.
[10]	On February 4 and February 10, 2015, the Company funded $375,447 and $880,923, respectively, as part of an existing $2,500,000 revolving trade finance facility at a fixed interest rate of 15.00% to the Textile Distributor. Both transactions, set to mature on May 28, 2015, are secured by specific inventory being imported into South Africa from Asia.

As of February 28, 2015 the Company had exited the following investments:

Description	Sector	Country	Investment Type	Transaction Date	Transaction Amount	Payoff Date	Internal Rate of Return (“IRR”)[1]	Primary Impact Objective
Electronics Retailer	Radio, Television, Consumer Electronics, and Music Stores	Indonesia	Term Loan	7/26/2013	$5,000,000	6/17/2014	19.59%	Access to Finance
Fertilizer Distributor	Agricultural Chemicals	Zambia	Trade Finance	7/17/2014	$3,000,000	11/4/2014	12.65%	Job Creation
Food Processor	Groceries and Related Products	Peru	Term Loan	3/25/2014	$576,000	11/28/2014	14.01%	Job Creation
Frozen Seafood Exporter	Groceries and Related Products	Ecuador	Trade Finance	6/17/2013	$240,484	5/14/2014	13.49%	Job Creation
Insulated Wire Manufacturer	Rolling, Drawing, and Extruding of Nonferrous Metals	Peru	Trade Finance	5/2/2014	$1,991,000	12/2/2014	8.43%	Job Creation
International Tuna Exporter	Groceries and Related Products	Ecuador	Trade Finance	7/17/2013	$1,000,000	10/9/2013	13.58%	Job Creation
Seafood Processing Company	Miscellaneous Food Preparations and Kindred Products	Ecuador	Trade Finance	6/19/2013	$496,841	7/1/2013	13.44%	Job Creation
Timber Exporter	Sawmills and Planing Mills	Chile	Trade Finance	7/3/2013	$915,000	6/12/2014	10.25%	Job Creation
Portfolio Totals					$13,219,325

[1]	Given that the loan has been paid off, this investment is no longer part of the Company’s portfolio. The internal rate of return is defined as the gross average annual return earned through the life of an investment. The internal rate of return was calculated by our Advisor (unaudited) as the investment (loan advance) was made and cash was received (principal, interest and fees).

Certain Portfolio Characteristics

Total Assets (est.)	$68,813,055
Current Loan Commitments	$74,700,000
Leverage	0%
Weighted Average Portfolio Loan Size	$4,120,704
Weighted Average Portfolio Duration	0.51 years
Weighted Average Position Yield	12.5%
USD Denominated	100%
Countries	7

On February 13, 2015, the Company funded $210,752 as part of a $500,000 purchase and repurchase trade finance facility at a fixed interest rate of 19.5% to a South African waste management equipment distributor. The transaction, set to mature on April 17, 2015, is supported by specific equipment. The borrower anticipates that TriLinc financing will support its objective of providing environmental management solutions while also promoting the participation of women and minorities in the workplace.

Top Five Investments by Percentage

Company Description	Country	% of Total Assets
Farm Supplies Distributor	Zambia	16.3%
Agriculture Distributor	Argentina	8.7%
Beef Exporter	Argentina	8.7%
Dairy Co-Operative	Argentina	8.7%
Cement Distributor	Kenya	7.3%

Investment Type	Developing Economies	Sector Diversification

2.	The following disclosure supplements the “Business—Investments—Overview—Impact Overview” section of the Prospectus to provide an impact overview of the Company’s investment portfolio as of February 28, 2015:

Impact Overview as of February 28, 2015

The Company’s borrower companies currently employ a total of 10,233 employees.

Percentage of the Borrowers that:

Comply with local environmental, labor, health, safety and business laws, standards and regulations	100%
Demonstrate their positive impact on the community through community service and/or community donations	56%
Commit to working towards implementing international environmental and health and safety best practices	100%
Implement environmentally sustainable practices including energy savings, waste reduction and/or water conservation	83%

Top Borrower Impact Objectives (total over 100% as borrowers can choose multiple)
Job Creation	89%
Agricultural Productivity & Food Security	17%
Capacity-Building	6%
Equality and Empowerment	6%
Wage Increase	6%

Additional Borrower Impact Highlights

Percentage of employees receiving training or technical assistance	27%
Percentage of female employees	13%

3.	The following disclosure supplements the “Business—Investments—Investment Spotlight” section of the Prospectus to provide an informational overview with respect to the Company’s investments, as of February 28, 2015:

Farm Supplies Distributor

Investment Overview

Investment Type	Senior Secured Trade Finance
Structure	Inventory and Receivable Financing
Facility Amount	$15,000,000
Approximate Repayment Period	< 1 year
Interest Rate[1]	12.08%
Sector	Miscellaneous Non-Durable Goods
Collateral Coverage Ratio[2]	≥1.25x
Environmental, Social, and Governance Screens	Compliant
Primary Impact Objective	Job Creation

[1]	The 12.08% interest rate is a blended rate based on the different phases of the transaction cycle.
[2]	The collateral coverage ratio is the amount of collateral the borrower must maintain in relation to the total amount outstanding on the facility.

Borrower Background

The Company has provided financing to a farm supplies distributor in Zambia. Incorporated in 2010, the borrower specializes in the warehousing and country-wide distribution of key agricultural goods, including maize, soya beans, ground nuts, seed and fertilizer. As a farm supplies distributor, the borrower plays a vital role in catalyzing the sector’s growth and productivity while ensuring improved market access for both producers and consumers. As a goods-to-market facilitator, the borrower purchases product from small-scale farmers and farmer associations for resale and distribution. The borrower also imports finished fertilizer product from a network of international suppliers for distribution to agricultural producers throughout Zambia. By providing short-term liquidity for the purchase of additional fertilizer imports, it is anticipated that the Company’s financing will support the borrower’s growth and employment generation objectives. In addition, the financing will help reinforce its efforts in becoming one of Zambia’s leading farm supply distributors and key players in improving the country’s agricultural productivity and food security. Additionally, the borrower:

•	Is registered as a Citizen-Owned Company by Zambia’s Citizens Economic Empowerment Act, which promotes the empowerment of citizens whose access to economic resources and development capacity has been constrained.

•	Provides two fertilizer products for distribution to small-scale farmers and farmer associations throughout Zambia as a part of the Government of Zambia’s Farmer Input Support Program.

•	Provides its employees with training opportunities in computer literacy and technical driving skills for forklift and truck fleet operators. The borrower supports local sports clubs to promote health and well-being in the communities where it operates.